Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 24, 2015

Via EDGAR
Mellissa Campbell Duru
Special Counsel, Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:                             Central GoldTrust
Schedule TO-T filed by Sprott Asset Management LP, et al. on May 27, 2015
Schedule TO-T/A filed by Sprott Asset Management LP, et al. on June 1, 3, 11, 23, 24, 25 and 30, 2015 and July 7, 2015
File No. 005-87886

Communications filed pursuant to Rule 425 by Sprott Asset Management LP on June 23 and 24, 2015 and July 7, 2015
File No. 001-32934

Dear Ms. Duru:

On behalf of our clients, Sprott Asset Management LP (the “Manager”), Sprott Asset Management Gold Bid LP (the “Gold Offeror”), Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (collectively, “Sprott”), we hereby convey the following responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter from Ms. Tiffany Piland Posil, dated July 15, 2015 (the “Comment Letter”), relating to the above-referenced Schedule TO (the “Schedule TO”) and amendments to it, and communications filed pursuant to Rule 425.

For ease of reference, each comment is printed below in italics and is followed by Sprott’s response.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Offer and Circular dated May 27, 2015, which is Exhibit (a)(1)(i) to the Schedule TO.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Offer and Circular.

General

1.              Please supplementally advise us of any contacts, agreements, arrangements or understandings between the filing persons and Polar Securities Inc. or Pekin Singer Strauss Asset Management, Inc. (or any of their respective affiliates) with respect to units of Central GoldTrust during the period commencing around Central GoldTrust’s 2015 Annual and Special Meeting of Unitholders through the date of your response.

Response to Comment 1:  Attached as Exhibit 1 hereto is information regarding contacts between Sprott  and Polar Securities Inc. (“Polar”) or Pekin Singer Strauss Asset Management Inc. (“Pekin”) with respect to units of GTU.  Prior to announcing its intention to make the Offer on April 23, 2015, Sprott engaged in discussions with both Polar and Pekin, however, Sprott  has not entered into any agreements, commitments, arrangements or understandings with either party with respect to units of GTU. Attached to this message is a chronology that was provided by John Wilson (CEO of Sprott Asset Management) in connection with the current court proceedings in Ontario regarding the Offer. Subsequent to Sprott announcing its intention to make the Offer on April 23, 2015, the only contacts with Polar or Pekin with respect to the units of GTU have been: (i) brief discussions following the formal launch of the Offer to respond to minor questions from Polar and Pekin with respect to the terms of the Offer; and (ii) brief discussions and correspondence related to the press releases issued by Polar and Pekin on June 17, 2015 and June 9, 2015, respectively.

4.  Conditions of the Offer, page 26

2.              We note your response to prior comment 8.  Please update your disclosure, as necessary, to disclose in the Offer and Circular whether condition (f)(xi) has been triggered or waived, if the amendments to Central GoldTrust’s Declaration of Trust received regulatory approval.

Response to Comment 2:  GTU’s press release from the afternoon of June 24, 2015 indicates that (a) the purported amendments to Central GoldTrust’s Declaration of Trust will only be effective upon the later of receipt of required regulatory approvals and July 14, 2015 and (b) GTU is seeking a declaration from the Ontario court that the foregoing amendments were validly made, which is being contested by the Manager.  As far as the Manager is aware, the required regulatory approvals have not yet been obtained.  In light of the foregoing, condition (f)(xi) to the Offer has not yet been triggered or waived at this time.  The Manager will update the disclosure in the Offer and Circular after condition (f)(xi) has been triggered or waived to reflect such fact.

U.S. Federal Income Tax Consequences of the Exchange Offer Election and the Merger Transaction, page 64

3.              We note the revised disclosure in response to prior comment 18.  We partially reissue prior comment 18.  Please revise the letter of transmittal and any soliciting script to reconcile your cautionary statements regarding U.S. tax treatment with the following statements, which appear to provide certainty as to tax treatment:

•                  “GTU Unitholders making the Merger Election will have the opportunity to exchange their GTU Units for such number of PHYS Units . . . on a tax-deferred basis for U.S. and Canadian income tax purposes so as to defer the realization of any gain (or loss) for U.S. or Canadian tax purposes.”  (Letter of Transmittal, page 4)

2

•                  “Sprott is offering a merger election, which will allow you to defer the realization of any capital gain (or loss) for U.S. or Canadian tax purposes.”  (Soliciting Script filed as an exhibit to Schedule TO-T/A filed June 1, 2015)

Response to Comment 3:  The Manager has filed a Revised Soliciting Script as Exhibit (a)(1)(xxvi) to the Schedule TO-T/A filed the date hereof in response to the Staff’s comment.

The Manager intends to revise the Letter of Transmittal in response to the Staff’s comment in its next Notice of Extension and Variation, which is anticipated to be filed on or about July 30, 2015 and will be filed as an amendment to Form F-10 and Schedule TO and mailed to all GTU Unitholders.  Such revision is anticipated to be substantially similar to the following:

X.  Consequential Amendments to the Original Offer and Circular and the Letter of Transmittal

The Original Offer and Circular and Letter of Transmittal shall be read together with this Notice of Extension and Variation and are hereby amended to the extent necessary in order to give effect to the amendments contemplated by, and the information contained in, this Notice of Extension and Variation. In particular, the paragraph following “Choice B — Merger Election” is deleted and replaced with the following:

“GTU Unitholders who check this box will deposit their GTU Units to , and have their GTU Units redeemed as part of the Merger Transaction. GTU Unitholders that elect the Merger Election can exchange their GTU Units for such number of PHYS Units as is determined by the NAV to NAV Exchange Ratio on a tax-deferred basis for Canadian income tax purposes so as to defer the realization of any gain (or loss) for Canadian tax purposes, and such exchange should also be treated as a tax-deferred transaction for U.S. income tax purposes.”

Except as otherwise set forth in or amended by this Notice of Extension and Variation, the terms and conditions of the Offer and the information in the Offer and Circular and the Letter of Transmittal continue to be applicable in all respects.

As you are aware, the Offer is the subject of a legal proceeding in Ontario, Canada.  A hearing in respect of this proceeding is scheduled for July 29, 2015.  In light of, among other things, the uncertainty of the outcome of any legal proceeding and its impact on the Offer and possible disclosure relating thereto, as well as the costs of preparing and mailing a notice of extension and variation (the mailing thereof being required under applicable Canadian securities laws), the Offeror intends to file a single notice of extension and variation as soon as practicable after the court hearing scheduled for July 29, 2015.  The Offeror anticipates filing the notice of extension and variation on or about July 30, 2015.

*  *  *

3

As previously disclosed, concurrently with the Offer, the Manager, Sprott Asset Management Silver Bid LP and Sprott Asset Management Silver Bid GP Inc. commenced an offer (the “Silver Offer”) to purchase all of the issued and outstanding units of Silver Bullion Trust, in exchange for units of Sprott Physical Silver Trust.  In connection with the Silver Offer, Sprott Physical Silver Trust filed a registration statement on Form F-10 (File No. 333-204467) with the Commission on May 27, 2015, which was amended on June 23, 2015 and July 7, 2015.  The Silver Offer has the same terms and conditions as the Gold Offer. Accordingly, the foregoing considerations apply to the Silver Offer, and the Manager has also made the foregoing changes to the Soliciting Script filed pursuant to Rule 425 on June 1, 2015, and will also make the foregoing changes to the Letter of Transmittal filed as Exhibit 1.2 to Form F-10 filed with the Commission on May 27, 2015, relating to the Silver Offer.

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 373-3434 or (212) 373-3024.

Sincerely,

/s/ Christopher J. Cummings	/s/ Edwin S. Maynard
Christopher J. Cummings	Edwin S. Maynard

cc:                                Arthur Einav
Sprott Inc.

Kirstin H. McTaggart

Sprott Asset Management LP

John J. Ciardullo and John R. Laffin

Stikeman Elliott LLP

David Mayo and Patricia Vaz de Almeida

Paul, Weiss, Rifkind, Wharton & Garrison LLP

4

Exhibit 1

5

447

CHRONOLOGY

Feb. 9, 2015	Wes Hall ("Hall"), CEO of Kingsdale Shareholders Services ("Kingsdale"), emails James Fox ("Fox"), President, Sprott Asset Management LP ("SAM") regarding Feb. 9 press release of Polar Securities Inc. ("Polar") and a meeting is scheduled in subsequent correspondence. (Emails from Hall to Fox, Feb. 9, 2015)	**Tab 1**
	SAM begins consideration of possible transactions. SAM and Kingsdale engage in discussions to ascertain Kingsdale's availability to assist SAM.	
Feb. 9 – Mar. 3, 2015	SAM considers position internally.	
Feb. 17, 2015	Hall recommends taking a "run at it"; discusses fee arrangement and a potential meeting with RBC.	
Mar. 3, 2015	SAM executes engagement letter with Kingsdale.	
Mar. 6, 2015	Paul J. Sabourin ("Sabourin"), Chairman and CEO of Polar Securities Inc. ("Polar") contacts SAM to discuss SAM reaction to Polar proxy contests. (Email from Sabourin to Fox, March 6, 2015)	**Tab 2**
Mar. 6-30/15	SAM considers various possibilities. SAM meets or discusses with Polar to discuss various matters including the proxy contests, a potential SAM exchange offer and prospect for a Polar support agreement.	
Mar. 13, 2015	Fox and Sabourin meet to see if SAM and Polar have a "common interest." (Email correspondence of Fox and Sabourin between March 6 and 13, 2015)	**Tab 3**
Mar. 18, 2015	Sabourin follows up with Fox regarding a call and advises, among other things, that "working together could well be the best option for both of us, that checks all the boxes for both firms." (Email from Sabourin to Fox, March 18, 2015)	**Tab 4**
Mar. 19, 2015	Peter Grosskopf ("Grosskopf"), CEO of Sprott Inc., is updated on the progress of discussions with Polar and is supportive of continuing to gauge their support for potential transactions involving CGT and SBT.

- 2 -

448

Mar. 20, 2015	Polar representatives attend meeting at SAM offices, following which SAM understood that: Polar was interested in supporting an exchange offer commenced by SAM; Polar would potentially sign a lock-up agreement; they agreed that the Spicers have mismanaged CGT and SBT.	
Mar. 23, 2015	Polar and SAM convene call to discuss progress.	
Mar. 25, 2015	Polar and SAM have further call to discuss updates.	
Mar. 26, 2015	Polar and SAM meet at offices of Polar.	
Mar. 30, 2015	Sprott Inc. board meets. SAM management briefs board for informational purposes only at this time and indicated that they would return to the board for authorization or approval after further investigation and discussions with legal, proxy and financial advisors.	
	Polar and SAM have call(s) to discuss progress.	
	Grosskopf advises that Sprott Inc. board is supportive. He references an "agreement with Polar" and inquires whether it is "possible to get expense sharing or have them pay first $1 m of Kingsdale's fee? Just as importantly, can they commit to show us how they won't arb us? Or how we can prevent an arb?" (Email from Grosskopf to J. Wilson *inter alia,* March 30, 2015)	**Tab 5**
Mar. 31 – Apr. 14/15	SAM and Polar continue discussions including conditions for SAM to support for Polar's position in its proxy contest and Polar to support SAM in a possible exchange offer.	
Mar. 31, 2015	Sabourin and J. Wilson meet. (Email from P. Sabourin to K. Wallace, March 31, 2015)	**Tab 6**
Apr. 10, 2015	SAM continues to discuss / determine a strategy on how to approach Polar.	
Apr. 12, 2015	Call between J. Wilson and Sabourin regarding ongoing negotiations with Polar. Sabourin initially took the view that SAM's proposal did not help Polar. Wilson explained why he thought it would but if Polar didn't agree SAM would monitor the situation and observe and decide what to do if and when it suited them.

- 3 -

- 449

Apr. 14, 2015	Grosskopf, in providing comments on the SAM press release, recommends announcing an intention to have the trusts make an offer, subject to support from Polar.	
	Sprott Inc. board approves SAM announcing its willingness to pursue negotiated transactions with CGT and SBT.	
	SAM recognizes the possibility of having to proceed without Polar.	
Apr. 15-20/15	SAM and Polar discuss Polar support of possible SAM announcement of its willingness to pursue negotiated transactions with CGT and SBT. Polar support not forthcoming.	
Apr. 16, 2015	Call between SAM and Polar. (Email from Fox to Sabourin, April 16, 2015)	**Tab 7**
Apr. 17, 2015	Further calls between SAM and Polar. (Email from Sabourin to J. Wilson, April 17, 2015)	**Tab 8**
Apr. 20, 2015	Sprott Inc. board conditionally approves SAM recommendations on exchange offers, provided that any bids are conditional upon receiving satisfactory support agreements from the two unitholders of the target trusts identified by management (i.e., Pekin and Polar).	
Apr. 20-22, 2015	SAM efforts to obtain lock-ups; contacts or attempted contacts with Polar, Pekin and Johnson Investment Counsel Inc. ("Johnson"). No contact with Johnson. Polar and Pekin decline to execute lock-up agreement; soft assurances not reduced to writing received from Polar and Pekin. SAM forms view that Polar and Pekin likely to support SAM exchange offer on a NAV to NAV basis.	
Apr. 20, 2015	Polar provided with draft support agreement in or around this time but they were still working out a time to sign it; calls set up for the next day with Pekin and Johnson.	
Apr. 21, 2015	Calls made to, or scheduled with, Pekin and Johnson. SAM meets with Polar and at this time believes that Pekin will sign support agreement.	
Apr. 22, 2015	SAM learns that Pekin will not sign support agreement but indicated his partners would still convert even if Spicers instituted the redemption. (Email from J. Antani to J. Wilson, April 22, 2015)	**Tab 9**

450 -4-Grosskopf advises the Sprott Inc. board that Polar is unable to sign the support agreement but that they would cormnit to SAM and issue a press release regarding their support in due course and would sign a support agreement at that time. Pekin was unable to sign but were tacitly supportive and confirmed that it would be their intention to issue their own press release in support of SAM and to tender to the Offer. Both were willing to have SAM disclose that they had provided verbal support for its proposal. Apr. 22, 2015 Sprott Inc. board approves management recommendations to make offers.

TAB 1

451

From: James Fox
To: Wes Hall
Cc: Kelly Medeiros
Subject: Re: Sprott
Date: Monday, February 09, 2015 3:37:23 PM
Attachments: image001.jpg

Ok. Great

On Feb 9, 2015, at 3:26 PM, "Wes Hall"
<whall@kingsdaleshareholder.com<mailto:whall@kingsdaleshareholder.com>> wrote:

James my assistant will touch base to set up the meeting for next week to talk about the Project.

Wes

Wes Hall, ICD.D
Chief Executive Officer
Kingsdale Shareholder Services Inc.

<image001.jpg>

Direct 416.867.2342 | Main 416.644.4031 ext 2223
Facsimile 416. 867.2271 | Toll Free 1.888.683.6007
Website www.kingsdaleshareholder.com<http://www.kingsdaleshareholder.com/>
Exchange Tower | 130 King Street West | Suite 2950 | P.O. Box 361 | Toronto | Ontario | M5X 1E2

Disclaimer: This message, including any attachments, is privileged and may contain confidential and/or non-public information intended only for the person(s) named above. Any other use, distribution, copying or disclosure is strictly prohibited. If you are not the intended recipient or have received this message in error, please notify us immediately by reply email and permanently delete the original transmission from us, including any attachments, without making a copy. Kingsdale Shareholder Services Inc. and its affiliates reserve the right to monitor all email communications through their networks.

P Please consider the environment before printing this e-mail

From: James Fox [mailto:jfox@sprott.com]
Sent: February 9, 2015 11:09 AM
To: Wes Hall
Subject: Re: Sprott

Thanks Wes. It is Central Fund's product. All of their products have traded at big discounts to Sprott's equivalent products.

On Feb 9, 2015, at 11:07 AM, "Wes Hall"
<whall@kingsdaleshareholder.com<mailto:whall@kingsdaleshareholder.com>> wrote:
James details below:

Polar has requisitioned a meeting of Silver Bullion Trust. (SBT.UN) a Peer of Sprott Asset Management and the Canadian Royal Mints funds. Polar is SBT's largest reported unitholder, holding 547,600 units, representing approximately 10.02% of the issued and outstanding units of SBT. After Polar the public sources drop off quickly – 2nd biggest holds 0.37%

Simultaneously they have submitted a unitholder proposal to Central GoldTrust TSX:GTU-U identical to the resolution to be considered by SBT unitholders at the requisitioned meeting. Polar holds 852,044 units of CGT, representing approximately 4.4% of the issued and outstanding units of CGT. Smith

452

Affiliated Corp holds 9.34%, Johnson Investment Council Inc 7%, Perkin Singer Strauss AM 7%, Then drops off.

Wes Hall, ICD.D
Chief Executive Officer
Kingsdale Shareholder Services
An MDC Partners Company

Direct 416.867.2342 | Cell: 416.918.7070
Facsimile 416.867.2339 | Toll Free 1.888.683.6007
Website www.kingsdaleshareholder.com<http://www.kingsdaleshareholder.com/>
Exchange Tower | 130 King street West | Suite 2950| P.O BOX 361|<x-apple-data-detectors://5>
Toronto | Ontario | M5X 1E2

Check out In-Sight™ Voting Analytics. Kingsdale's new shareholder intelligence tool.<http://kingsdaleshareholder.com/in-sight-voting-analytics.html>

This message, including any attachments, is privileged and may contain confidential and/or non-public information intended only for the person(s) named above. Any other use, distribution, copying or disclosure is strictly prohibited. If you are not the intended recipient or have received this message in error, please notify us immediately by reply email and permanently delete the original transmission from us, including any attachments, without making a copy. Kingsdale Partners LP and its affiliates reserve the right to monitor all email communications through their networks.
P Please consider the environment before printing this e-mail

---

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To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott.com<mailto:unsubscribe@sprott.com> and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1.
Disclaimer:
****
This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal.
The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott.
Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities.

This email has been scanned for email related threats and delivered safely by Mimecast.

TAB 2

453

From: Paul Sabourin
To: James Fox
Subject: RE: coffee next week?
Date: Friday, March 06, 2015 3:57:48 PM
Attachments: image001.png

10:00 Thursday, venue tbd ?

Have a good weekend

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | polarsecurities.com

Polar Securities

From: James Fox [mailto:jfox@sprott.com]
Sent: Friday, March 06, 2015 3:56 PM
To: Paul Sabourin
Subject: RE: coffee next week?

Hi Paul,
Sure, that sounds good. I meant to get back to you earlier.... One of those days where meetings have rolled into more meetings. Let's try sometime next Thursday. Say 10am or 3:30pm?
Best,
James

James Fox, President
Sprott Asset Management
200 Bay Street, 27th Floor | Toronto, ON M5J 2J1
T: 416-943-6718| **E:** jfox@sprott.com

From: Paul Sabourin [mailto:psabourin@polarsec.com]
Sent: Friday, March 06, 2015 8:47 AM
To: James Fox
Subject: coffee next week?

James:

I hope all is well with you. You probably know that we are in a bit of confrontation around some of the Central Fund exchange-traded products. I thought it might be worthwhile to chat about the file and see if we have a common interest.

454

If that makes sense, I'm around Wed – Friday next week.

Regards

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | polarsecurities.com

Polar Securities

This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error.

To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott.com and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1.
Disclaimer:
****
This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal.
The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott.
Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities.

This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this

TAB 3

455

From: Paul Sabourin
To: James Fox
Subject: RE: coffee next week?
Date: Friday, March 13, 2015 11:52:01 AM
Attachments: image001.png

Thanks for taking the time today.

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | **polarsecurities.com**

Polar Securities

From: James Fox [mailto:jfox@sprott.com]
Sent: Friday, March 13, 2015 9:25 AM
To: Paul Sabourin
Subject: RE: coffee next week?

See you there

From: Paul Sabourin [mailto:psabourin@polarsec.com]
Sent: Friday, March 13, 2015 9:07 AM
To: James Fox
Subject: RE: coffee next week?

Mercatto on Bay at 10:00 today?

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | **polarsecurities.com**

Polar Securities

From: James Fox [mailto:jfox@sprott.com]
Sent: Thursday, March 12, 2015 6:49 PM
To: Paul Sabourin
Subject: Re: coffee next week?

Okay

456

On Mar 12, 2015, at 5:53 PM, Paul Sabourin <psabourin@polarsec.com> wrote:

10:00 a.m. works for me.

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | **polarsecurities.com**

<image001.png>

From: James Fox [mailto:jfox@sprott.com]
Sent: Thursday, March 12, 2015 4:48 PM
To: Paul Sabourin
Subject: RE: coffee next week?

Paul, how would 10am or 11am work for you tomorrow?

Best,

James

James Fox, President
Sprott Asset Management
200 Bay Street, 27th Floor | Toronto, ON M5J 2J1
T: 416-943-6718| **E:** jfox@sprott.com

From: Paul Sabourin [mailto:psabourin@polarsec.com]
Sent: Thursday, March 12, 2015 8:27 AM
To: James Fox
Subject: RE: coffee next week?

Ok.

I'm out next week, but am around all day today and tomorrow.

Regards

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | **polarsecurities.com**

<image001.png>

457

From: James Fox [mailto:jfox@sprott.com]
Sent: Thursday, March 12, 2015 8:21 AM
To: Paul Sabourin
Subject: Re: coffee next week?

Hi Paul,
Unfortunately I won't be able to make it this morning. Let's try to connect early next week. I'll reach out to you.
Best,
James

On Mar 6, 2015, at 3:57 PM, Paul Sabourin <psabourin@polarsec.com> wrote:

10:00 Thursday, venue tbd ?

Have a good weekend

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | polarsecurities.com

<image001.png>

From: James Fox [mailto:jfox@sprott.com]
Sent: Friday, March 06, 2015 3:56 PM
To: Paul Sabourin
Subject: RE: coffee next week?

Hi Paul,
Sure, that sounds good. I meant to get back to you earlier.... One of those days where meetings have rolled into more meetings. Let's try sometime next Thursday. Say 10am or 3:30pm?
Best,
James

James Fox, President
Sprott Asset Management
200 Bay Street, 27th Floor | Toronto, ON M5J 2J1
T: 416-943-6718| **E:** jfox@sprott.com

From: Paul Sabourin [mailto:psabourin@polarsec.com]
Sent: Friday, March 06, 2015 8:47 AM
To: James Fox
Subject: coffee next week?

458

James:

I hope all is well with you. You probably know that we are in a bit of confrontation around some of the Central Fund exchange-traded products. I thought it might be worthwhile to chat about the file and see if we have a common interest.

If that makes sense, I'm around Wed – Friday next week.

Regards

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | polarsecurities.com

<image001.png>

This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error.

To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott.com and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1.
Disclaimer:
****

This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal.
The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations

459 contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott. Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities. ( This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. Tfyou have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error. To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott com and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1. Disclaimer: ******************************** This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal. The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott. Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities. Th is email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received th is email in error. To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott.com and indicate in the subject

4 6 0 line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1. Disclaimer: ******************************** This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal. The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott. Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities. ( This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error. () To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott,com and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1. Disclaimer: **********************•••,.••**** This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal. The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott. Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities. This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based \ )

4 6 1 upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error. To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott. com and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1. Disclaimer: ******************************** This emali and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal. The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott. Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities. This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error. (_

TAB 4

462 From: To: cc: Subject: Date: PaulSabourin James Fox Greo l.ernaich; Tom Sabourin Gold Wednesday, March 18,2015 9:42:32 PM James: I had a chance to review our call with Tom, and Greg Lemaich, our General Counsel. While I'd like to be at a first meeting, I think timing suggests that you get together tomorrow or Friday with our team to have an initial discussion. We probably need to mail our circular by March 27th if we can't figure a plan before then. Having said that, I feel that working together could well be the best option for both of us, that checks all the boxes for both firms. Lots to do of course but we are already fully engaged in the project. I'll leave it to Greg to cooordiante a meeting tomorrow. Regards. Sent from my BlackBerry 10 smartphone on the Bell network. This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immedia tely if you believe you have received this email in error.

TAB 5

463

From: Peter Grosskopf
To: John Wilson; Kirstin McTaggart; John Ciampaglia
Cc: James Fox; Steven Rostowsky
Subject: Board Feedback
Date: Monday, March 30, 2015 6:52:40 PM

Supportive on both fronts but wanting things to get tightened up before proceeding;

Triple Crown

- Agreement with Polar - possible to get expense sharing or have them pay first $1 MM of Kingsdales fee? Just as importantly, can they commit to show us how they wont arb us? Or how we can prevent an arb?

- Investec - bring them inside, get their view as to whether they would subscribe and eventually vote in favour

- Spicers - if we are going to approach - what are the terms of engagement - ie standstill both sides while we negotiate - or is it worth it?

- Timelines - review new takeover code - clarify exact effect

- Arca approval

AHF

- Their main issue will be justifying the economics - no matter how good the strategy, they don't want to overpay

- Eric highlighted over half the price is paying for our own synergies

- They don't want us to stretch our cash - suggest 35-40% tops

- Want full financial model with no stone unturned

- Want to see the people decisions made in advance and priced in

- Happy to go through new model along with price recommendation over the weekend

- Then meet Monday with a view to approving in principal

- Sonia mentioned that the STikeman process for definitive agreement needs to be pushed back

- Clearly we have a lot of work to do on the employment contract side

Peter Grosskopf
Chief Executive Officer
T: 416.943.4998
F: 416.977.9555
pgrosskopf@sprott.com<mailto:pgrosskopf@sprott.com>

Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, ON M5J 2J1
www.sprott.com<http://www.sprott.com/>

TAB 6

464

Polar Securities

From: Kristen Wallace [mailto:kwallace@sprott.com]
Sent: Tuesday, March 31, 2015 2:14 PM
To: Paul Sabourin
Subject: RE: Coffee with John

Hi Paul,
We do have pretty good coffee up here but if you would like to meet at a Starbucks, John would be up for that too ☺

Thanks,
Kristen

Kristen Wallace
Executive Assistant
T: 416.943.4395
F: 416.943.6497
kwallace@sprott.com

Sprott Asset Management LP
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, ON M5J 2J1
www.sprott.com

From: Paul Sabourin [mailto:psabourin@polarsec.com]
Sent: Tuesday, March 31, 2015 1:52 PM
To: Kristen Wallace
Subject: RE: Coffee with John

Sure.

What's the venue?

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | **polarsecurities.com**

Polar Securities

From: Kristen Wallace [mailto:kwallace@sprott.com]

465

Sent: Tuesday, March 31, 2015 12:40 PM
To: Paul Sabourin
Subject: Coffee with John

Good afternoon Paul,

My name is Kristen and I am John Wilson's assistant.

Would you be available at 4pm today? That is the only time John would have available for a coffee.

Please let me know ☺

Thanks,
Kristen

Kristen Wallace
Executive Assistant
T: 416.943.4395
F: 416.943.6497
kwallace@sprott.com

Sprott Asset Management LP
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2700
Toronto, ON M5J 2J1
www.sprott.com

To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott.com and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1.
Disclaimer:
****
This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal.
The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott.
Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities.

This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are

4 6 6 (' not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error. To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sorott.com and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1. Disclaimer: ******************************** This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal. The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott. Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities. This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediatel y if you believe you have received this email in error. ( '-To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscrjbe@sproll...C.Qm and indicate in the subject line your full name and/or corporate entity name: call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1. Disclaimer: ******************************** This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal. The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc.or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott. Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities. (

4 6 7 ( This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. ff you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you bel ieve you have received this email in error. To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscrjbe@sprott.com and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or' write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1. Disclaimer: *******•••********************** This email and any attachments may contain confidential information. If you are not the intended recipient. please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal. The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott. Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities. 0 This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error.

TAB 7

- 468

From: James Fox
To: Paul Sabourin
Cc: John Wilson; Ravi Bhat; Greg Lemaich
Subject: Re: can we have a call at 11:30?
Date: Thursday, April 16, 2015 10:24:01 AM
Attachments: image001.png

Okay...416-500-2758

On Apr 16, 2015, at 10:23 AM, Paul Sabourin <psabourin@polarsec.com<mailto:psabourin@polarsec.com>> wrote:

Sure.

We will call you – what's the best number?

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com<mailto:psabourin@polarsec.com> |
polarsecurities.com<http://www.polarsec.com/>

<image001.png>

From: James Fox [mailto:jfox@sprott.com]
Sent: Thursday, April 16, 2015 10:22 AM
To: Paul Sabourin
Cc: John Wilson; Ravi Bhat; Greg Lemaich
Subject: Re: can we have a call at 11:30?

Paul,
Let's do 10:40?

On Apr 16, 2015, at 10:15 AM, Paul Sabourin <psabourin@polarsec.com<mailto:psabourin@polarsec.com>> wrote:
I've got a presentation at noon.

10:30 also works

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com<mailto:psabourin@polarsec.com> |
polarsecurities.com<http://www.polarsec.com/>

<image001.png>

From: James Fox [mailto:jfox@sprott.com]

469

Sent: Thursday, April 16, 2015 10:11 AM
To: Paul Sabourin
Cc: John Wilson; Ravi Bhat; Greg Lemaich
Subject: Re: can we have a call at 11:30?

Paul,
Can we make it for noon?
Best,
James

On Apr 16, 2015, at 9:55 AM, Paul Sabourin
<psabourin@polarsec.com<mailto:psabourin@polarsec.com>> wrote:

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com<mailto:psabourin@polarsec.com> |
polarsecurities.com<http://www.polarsec.com/>

<image001.png>

This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error.

To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott.com<mailto:unsubscribe@sprott.com> and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906; or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON M5J 2J1.
Disclaimer:
****
This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal.
The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM), Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott.
Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities.

This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the

4 7 0 purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error. ( To no longer receive any or all email communications from us, please contact us at one of the following: send an e-mail to unsubscribe@sprott.com<mailto:uosubscribe@sprott.Qllil> and indicate in the subject line your full name and/or corporate entity name; call 1-866-299-9906;or write to us at Sprott Asset Management LP, 200 Bay Street, Suite 2700, Toronto ON MSJ 2Jl. Disclaimer: ******************************** This email and any attachments may contain confidential information. If you are not the intended recipient, please notify the sender immediately by return email, delete this email and destroy any copies. Any dissemination or use of this information by a person other than the intended recipient is unauthorized and may be illegal. The information and/or materials contained in this email and any attachments are derived from sources believed to be reliable when transmitted, but the accuracy or completeness of the information is not guaranteed. The opinions, estimates, projections and/or recommendations contained in this email and any attachments are those of the author as of the date hereof, and are not given or endorsed by any of Sprott Asset Management LP (SAM),Sprott Asset Management GP Inc. or Sprott Inc. (collectively, Sprott) unless otherwise independently affirmed by Sprott. Information and/or materials contained herein is for informational purposes only, and does not constitute an offer to sell or a solicitation for or an offer to buy any securities. This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error. ;

TAB8

471

From: Paul Sabourin
To: jwilson@sprott.com; James Fox
Subject: one more thought if you have a moment, thx
Date: Friday, April 17, 2015 3:49:33 PM
Attachments: image001.png

J Paul Sabourin | Chairman and CIO
401 Bay Street, Suite 1900 P.O. Box 19
Toronto, Ontario M5H 2Y4
ph 416 369 4450 | c 416 274 5196
psabourin@polarsec.com | polarsecurities.com

Polar Securities

This email and any attachments to it may be confidential and are intended solely for the use of the individual to whom it is addressed. The information in it may not be used or disclosed except for the purpose for which it has been sent. If you have reason to believe that you are not the intended recipient of this communication, you must neither take any action based upon its contents, nor copy or show it to anyone. Please contact the sender immediately if you believe you have received this email in error.

TAB 9

472

From: Jalaj Antani
To: John Wilson
Subject: RE: Adam Strauss is all good
Date: Wednesday, April 22, 2015 4:08:42 PM

Not signing but Peter G, James and I had a chat with about an hour ago and Peter ran down a scenario analysis. PG wanted to know that if we don't get 66.66% and if Spicers institute the redemption would Pekin still tender to us. Adam conferred with his partners and said they will convert. I can fill you in on the details if you have a few mins to talk. Peter is comfortable with Adam's assurance.

From: John Wilson
Sent: Wednesday, April 22, 2015 4:06 PM
To: Jalaj Antani
Subject: Re: Adam Strauss is all good

All good as in signing?

John Wilson
Chief Executive Officer
Sprott Asset Management L.P.

On Apr 22, 2015, at 12:49 PM, "Jalaj Antani" <jantani@sprott.com<mailto:jantani@sprott.com>>
wrote:
His partners echoed everything he said on the call.